Exhibit 4.4

[Ellomay Capital Letterhead]
[Date]

[Name]

Dear [Name],

Re:           Exemption from Breaches of Duty of Care

We, the undersigned, Ellomay Capital Ltd., hereby irrevocably and unconditionally exempt you, in advance, from all of your liabilities for any and all losses, costs, fines, claims, penalties, damages, expenses, payments and other amounts (“Liabilities”), which may result, directly or indirectly, from a breach of your duty of care to the Company, as set forth herein. By acknowledging this letter, you thereby indicate your acceptance to the terms of this letter.

For purposes of this letter, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an officer or director of the Company.

Exemption

1.
Subject to the restrictions imposed by the Companies Law, and the limitations set forth herein, but without derogating from any of your rights under applicable law, the Company hereby irrevocably and unconditionally exempts you in advance from all of your liability for any and all Liabilities which may result, directly or indirectly, from a breach of your duty of care towards the Company, to the fullest extent permitted by law (including, without limiting the generality of the foregoing, damages sought through a derivative action filed by a director or shareholder on the Company’s behalf, except for derivative actions filed by you in your capacity as a director).

To the extent you hold or will hold office as an Office Holder of any of its wholly owned subsidiaries (the “Subsidiaries”) and subject to the applicable laws of the Subsidiaries, the Company further undertakes to use its best efforts to cause the Subsidiaries to exempt you from breaches of your duty of care towards them under the terms of this letter or similar terms permitted under applicable law.

Limitations

2.	No exemption under this letter will be valid or available in the event that:

2.1.	you receive payment under an insurance policy with respect to the breach of duty of care giving rise to such liability, other than amounts which are in excess of such insurance coverage;

2.2.	you breached your fiduciary duty towards the Company;

2.3.	you breached your duty of care towards the Company intentionally or recklessly, except for a breach done in negligence only; or

2.4.	you acted with intent to make unlawful personal profit.

3.
The Company’s obligations hereunder shall commence on the date on which you commenced your office or employment as an Office Holder (the “Effective Date”) and will continue after termination of your office or employment by the Company with respect to actions or omissions giving rise to liability covered by the terms of this letter and which occur on or after the Effective Date and through the termination of your office or employment.

Miscellaneous

4.
The exemption provided by this letter shall not be deemed exclusive of or derogating from any rights to which you may be entitled under the Company’s organizational documents, any agreement, any vote of shareholders, applicable laws, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.

5.
Subject to Section 4 above, this letter supersedes any and all prior discussions, representations, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both the Company and you.

6.
This letter will not derogate from nor will it be deemed an amendment of any indemnification or insurance commitment previously made by the Company to you, subject to the compliance of any such commitment with the restrictions imposed by the Companies Law and the Company’s Amended and Restated Articles of Association.

7.	The headings of the paragraphs of this letter are inserted for convenience only and shall not be deemed to constitute part of this letter or to affect the construction thereof.

8.
In the event of any change in any applicable law, statute or rule which narrows the right of an Israeli company to exempt or exculpate an Office Holder, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this letter shall have no effect on the terms hereof or the parties’ rights and obligations hereunder.

9.
If all or any part of the terms hereof is held invalid or unenforceable by local law and/or a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other provisions hereof that are valid and enforceable all of which shall remain in full force and effect, as applicable. Furthermore, if such invalid or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of law and to give effect to an outcome which is consistent with that what was intended by the parties hereto, such provisions will be deemed to have been automatically modified or amended accordingly.

10.
This letter shall be binding upon the Company and its successors and assigns. The terms of this letter are personal and therefore you may not assign, delegate or transfer any of its rights hereunder, and any attempt to do so shall be null and void; provided, however, that this letter shall inure to the benefit of your administrators, executors and heirs.

11.
This letter may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This letter may be executed by facsimile transmission.

12.
This letter shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof. Any dispute arising out of or in connection with this letter shall be subject to the sole and exclusive jurisdiction of the competent courts in the District of Tel Aviv any claim of inconvenient forum is hereby irrevocably waived.

Please indicate your acknowledgment of the terms of this letter agreement by signing and dating them and returning a counterpart hereof to us.

Sincerely yours,

Ellomay Capital Ltd.

By:
Name:	[Name]
Title:	[Title]

I acknowledge the terms of this letter:

Signature:
Name:	[Name]
Date:	[Date]